GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2023 and 2022

(Expressed in United States dollars)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of May 4, 2023 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2023 and 2022, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2022 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

1. First quarter 2023 highlights

The Asanko Gold Mine ("AGM") is a 50:50 joint venture ("JV") with Gold Fields Limited ("Gold Fields"), which is managed and operated by Galiano. Galiano owns a 45% equity interest in the entity that holds the AGM mining licenses.

1.1  Key Metrics of the AGM JV (on a 100% basis)

  Safety: On February 6, 2023, the Company reported that two contractors had been fatally injured following an incident near the tailings storage facility ("TSF"). The Company has taken actions to further reinforce the Company's sustained commitment to Zero Harm and industry best practices in safety culture.

  Production performance: Gold production of 32,678 ounces during the first quarter, in line with 2023 production guidance of 100,000 to 120,000 ounces.

  Milling performance: Achieved milling throughput of 1.6 million tonnes ("Mt") of ore at a grade of 0.9 g/t during the quarter. Metallurgical recovery averaged 73% for the quarter, which was lower than prior periods due to processing lower grade stockpiles during Q1 2023.

  Cost performance and cash flow: Total cash costs1  of $1,083/oz and AISC1 of $1,268/oz for the three months ended March 31, 2023. Additionally, the JV generated positive cash flow from operations of $18.9 million and Free Cash Flow1 of $12.0 million during the quarter.

  Revised AISC guidance: 2023 AISC1 guidance for the AGM has been revised from between $1,900/oz to $1,975/oz to between $1,650/oz to $1,750/oz due to strong operational cost performance in Q1 2023.

  Financial performance: Gold revenue of $65.1 million generated from 35,174 gold ounces sold at an average realized price of $1,850/oz for the quarter. Net income of $20.6 million during the quarter and Adjusted EBITDA1 of $22.9 million.

  Exploration focus: Advanced the first phase of an exploration drilling program at Nkran South Extension with the aim of increasing mineral reserves by converting inferred mineral resources to indicated mineral resources between the current Nkran Cut 3 reserve shell and the $1,800/oz resource shell, as well as to test for new mineralization along the southern margin of the deposit.

  Robust liquidity: $102.8 million in cash and cash equivalents, $7.0 million in gold sales receivables, $1.8 million in gold on hand and no debt as of March 31, 2023.

1.2  Highlights of the Company

  Improved long-term outlook at the AGM: The Company published the details of a new life-of-mine (“LOM”) plan for the AGM on March 28, 2023 in a technical report titled “NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana” with an effective date of December 31, 2022 (“2023 Technical Report”). The 2023 Technical Report was prepared independently by SRK Consulting (Canada) Inc. and includes the reinstatement of Mineral Reserves at the AGM. The new LOM plan identifies four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, and two satellite deposits: Dynamite Hill and Adubiaso (refer to section “2. Business overview”).

  Stable balance sheet: Cash and cash equivalents of $56.2 million as at March 31, 2023, while remaining debt-free.

  Positive earnings: Net income of $8.5 million or $0.04 per common share during the quarter, which includes the Company's share of the JV's net earnings for the quarter.

  Generative exploration: During the quarter, the Company completed Phase 1 of its drilling program on its wholly owned Asumura property on the Sefwi gold belt in Ghana, designed to test for gold mineralization along two interpreted structural trends with coincident surface gold anomalies identified through soil sampling. A total of 95 holes were drilled for 12,467 metres in Phase 1, comprising 9,045 metres of reverse circulation drilling and 3,422 metres of diamond drilling.

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1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

2. Business overview

Galiano owns a 45% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the JV and currently receives a gross annual service fee from the JV of $7.1 million. Gold Fields also owns a 45% equity interest in the AGM, with the Government of Ghana owning a 10% free-carried interest.

The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach (CIL) processing plant, with a current capacity of 5.8 Mt per annum.

In addition to its interest in the AGM, the Company holds the 100% owned Asumura property in Ghana.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, accretive business acquisitions and disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American Exchange under the symbol "GAU".

2.1  Updated NI 43-101 Technical Report

On March 28, 2023, the Company published an updated National Instrument 43-101 ("NI 43-101") Technical Report for the AGM, which included the reinstatement of Mineral Reserves and demonstrated an improved long-term outlook for the mine. The adoption and implementation of the new LOM plan remains subject to approval pursuant to the JV agreement. Highlights of the 2023 Technical Report, on a 100% basis, include:

  Proven Mineral Reserves of 7.2 Mt at 0.67 g/t for 0.2 million ounces ("Moz") gold contained and Probable Mineral Reserves of 41.7 Mt at 1.43 g/t for 1.9 Moz gold contained. Mineral Reserves were reported assuming a gold price of $1,500/oz.

  Measured Mineral Resources of 7.4 Mt at 0.67 g/t for 0.2 Moz gold contained and Indicated Mineral Resources of 75.0 Mt at 1.39 g/t for 3.3 Moz gold contained, inclusive of Mineral Reserves. Mineral Resources were reported assuming a gold price of $1,800/oz.

  Inferred Mineral Resources of 25.1 Mt at 1.34 g/t for 1.1 Moz gold contained.

  21% increase in total Measured and Indicated ounces and a 251% increase in total Inferred ounces compared to the previous technical report dated February 28, 2022.

  Diversified feed source with 4 main open-pit mining areas: Abore, Miradani North, Esaase and Nkran, and 2 satellite deposits: Dynamite Hill and Adubiaso.

  Robust mine economics with a $343 million after-tax NPV5% and a $478 million pre-tax NPV5%, applying a $1,700/oz gold price.

  Low cash costs: $905/oz average total cash costs1 and $1,143/oz average AISC1 over the LOM.

  Increased production profile: annual average gold production of 254,000 ounces from 2025 to 2030, inclusive, and LOM average annual production of 217,000 ounces per year.

  Mining to recommence in 2023: mining contractors expected to be in operation at Abore during the fourth quarter.

For further information regarding the Mineral Reserve and Mineral Resource Estimates and to review scientific and technical information contained in the 2023 Technical Report, readers are encouraged to read the entire 2023 Technical Report found under the Company's SEDAR profile at www.sedar.com.

2.2  Key business developments in 2023

a) Mining Restart at the AGM

Several workstreams are ongoing to support a planned mining restart at the AGM during the fourth quarter of 2023, as scheduled in the 2023 Technical Report.  The AGM has initiated a request for proposal for the mining contracts of the Abore, Miradani North and Esaase deposits to five contractors for competitive tender.

At Abore, crop compensation, engineering works for infrastructure, environmental management plans, engagement with catchment communities, and permitting with regulatory bodies are all well advanced. At Miradani North, preparatory works are still in early phases.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

As Esaase was previously mined from 2018 to 2022, all infrastructure and permits are already in place.

Discussions remain ongoing with JV partners regarding approval of the AGM's 2023 operating plan.

2.3  Financial and operating highlights

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2023	2022
Galiano Gold Inc.
Net income (loss)	8,493	(1,537)
Adjusted EBITDA[1]	6,739	(1,534)
Cash and cash equivalents	56,173	50,384

Asanko Gold Mine (100% basis)
Financial results
Revenue	65,193	77,532
Income from mine operations	24,657	10,552
Net income (loss)	20,614	(13,638)
Adjusted net income[1]	20,614	7,362
Adjusted EBITDA[1]	22,863	13,105

Cash and cash equivalents	102,750	45,298
Cash generated from operating activities	18,943	3,925
Free cash flow[1]	11,959	(3,363)
AISC margin[1]	20,471	12,034

Key mine performance data
Gold produced (ounces)	32,678	42,343
Gold sold (ounces)	35,174	41,929

Average realized gold price ($/oz)	1,850	1,846

Total cash costs ($ per gold ounce sold)[1]	1,083	1,361
AISC ($ per gold ounce sold)[1]	1,268	1,559

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

2.4  Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its local and external stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the catchment communities that the JV and the Company operate in, beyond the life of the JV's mines.

The Company implements its sustainability strategy with a focus on four key areas: (1) protecting human rights; (2) occupational health and safety of our employees and local communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of our operations. For further details on the Company's sustainability strategy, refer to the Company's 2021 Sustainability Report published on August 23, 2022 and which is available on the Company's website at www.galianogold.com.

In March 2022, the United States Securities and Exchange Commission ("SEC") announced plans to enhance and standardize climate-related disclosures for reporting issuers. The proposed disclosure rules would require reporting issuers to disclose both climate-related risks that are reasonably likely to have a material impact on their business, results of operations or financial condition, in addition to Scope 1, Scope 2 and certain Scope 3 emissions.  The SEC has yet to finalize its ESG disclosure rules for reporting issuers, however it is expected that the rules and an implementation plan will be announced in 2023.

In October 2021, the Canadian Securities Administrators ("CSA") published proposed climate-related disclosure rules, the foundation of which are aligned with the Task Force for Climate-Related Financial Disclosure ("TCFD") recommendations. The CSA is currently reviewing comment letters received on its proposed climate-related disclosure rules, as well as analyzing key differences between its proposed rules and those of the SEC.

During the first quarter of 2023, the Company advanced its Climate-Related Financial Disclosure assessment in alignment with the TCFD recommendations and remains on track for completion this year.  For further information on the Company's approach and policies on ESG, refer to the Company's MD&A for the year ended December 31, 2022 which is available on www.sedar.com and the Company's website.

2.5  Macroeconomic factors

During the three months ended March 31, 2023, the average London PM gold price was $1,890/oz while gold prices traded in a range from $1,805/oz to $2,010/oz.  With inflation readings in Canada and the US declining, market expectations for further central bank rate increases have reduced significantly. The Bank of Canada has already communicated that it will pause its rate hiking cycle while the effects of higher interest rates filter through the economy. In the US, market participants are pricing in rate cuts by the US Federal Reserve by the end of 2023. In response to the rate cut expectations, the yield on US 10-year Treasuries declined from a high 4.09% in Q1 2023 to 3.47% at March 31, 2023.  Declining US Treasury yields has put further downward pressure on the US dollar, which is generally viewed as a positive for gold prices.

Rising gold prices benefitted the JV's operating performance during the quarter, and consequently the Company's share of the JV's net income.  Management continues to evaluate opportunities to hedge the JV's gold price risk, particularly in light of an expected capital intensive period in the second half of 2023 in anticipation of a restart of mining operations at the AGM by Q4 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

3. Guidance and outlook

3.1  2023 Guidance for the AGM JV (100% basis)

The Company provided preliminary guidance for 2023 based on the new LOM plan for the AGM, which outlined production of between 100,000 to 120,000 ounces at AISC1 between $1,900/oz and $1,975/oz. Given the strong performance in Q1 2023, AISC1 is now expected to be between $1,650/oz to $1,750/oz. AISC1 is still anticipated to be elevated in 2023 compared to the LOM average primarily due to waste stripping necessary to restart mining at Abore, which will benefit future years production, as well as higher expenditures on the TSF.

The Company is not adjusting capital guidance, and it continues to work on obtaining the necessary joint venture approvals and develop a detailed mining restart plan that may impact the timing of capital expenditures in 2023. It is currently expected that $38 million of sustaining capital expenditures, excluding capitalized waste stripping, will be spent on the TSF Stage 7 expansion, plant infrastructure and water management in 2023 (spend as of March 31, 2023: $4.9 million). Additionally, development capital of $24 million is expected to be spent on Abore and Miradani North site establishments (spend as of March 31, 2023: $0.9 million).

For 2023, the exploration budget at the AGM is estimated at $15 million (spend as of March 31, 2023: $3.5 million), which includes approximately 40,000 metres of drilling, as well as ground geophysics, trenching, soil sampling and regional mapping. The 2023 exploration program is focused on targeting discoveries on underexplored greenfield areas of the AGM tenements, as well as increasing the Mineral Reserve and Mineral Resources at known deposits.

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1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

4. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable equity interest in the AGM is 45%.

4.1  Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months ended March 31, 2023 and 2022, unless otherwise noted.

	Three months ended March 31,
Key mine performance data of the AGM (100% basis)	2023	2022
Mining
Ore tonnes mined (000 t)	-	1,075
Waste tonnes mined (000 t)	-	5,279
Total tonnes mined (000 t)	-	6,354
Strip ratio (W:O)	-	4.9
Average gold grade mined (g/t)	-	1.3
Mining cost ($/t mined)	-	4.64

Ore transportation
Ore transportation from Esaase (000 t)	1,367	1,304
Ore transportation cost ($/t trucked)	5.51	5.82

Processing
Tonnes milled (000 t)	1,566	1,482
Average mill head grade (g/t)	0.9	1.3
Average recovery rate (%)	73%	69%
Processing cost ($/t milled)	9.78	9.46
G&A costs ($/t milled)[2]	4.09	6.17
Gold produced (ounces)	32,678	42,343
Gold sold (ounces)	35,174	41,929

All-in sustaining costs[1]
AISC ($ per gold ounce sold)[1]	1,268	1,559
AISC margin ($ per gold ounce sold)[1]	582	287

2 Excludes Galiano's service fee for the three months ended March 31, 2023 and 2022, and for the three months ended March 31, 2022 severance costs associated with the AGM's workforce restructuring.

a) Health and safety

On February 6, 2023, the Company reported that two contractors had been fatally injured following an incident near the TSF. The Company has taken actions to further reinforce the Company's sustained commitment to Zero Harm and industry best practices in safety culture. For the three months ended March 31, 2023, the lost-time injury ("LTI") and total recordable injury ("TRI") frequency rates were 0.00 and 3.38 per million employee hours worked, respectively.  The 12-month rolling LTI and TRI frequency rates are 0.00 and 1.02 per million employee hours worked, respectively. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals principles.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

b) Mining

As previously communicated, the AGM processed ore from existing stockpiles during the quarter and as such there was no mining activity. The AGM did incur $2.2 million of ore rehandle and mining overhead costs during the quarter.

c) Ore transportation

During the quarter, 1.4 Mt of stockpiled ore was trucked from the Esaase pit to the processing plant, compared to 1.3 Mt in Q1 2022.

d) Processing

The AGM produced 32,678 ounces of gold during Q1 2023, as the processing plant achieved milling throughput of 1.6 Mt of ore at a grade of 0.9 g/t with metallurgical recovery averaging 73%. Recovery was lower than prior periods due mainly to processing of lower grade stockpiles and was in line with expectations.

The 1.6 Mt of low grade stockpiled ore processed during the quarter had no accounting book value, and as such had no mining cost attributed to it. Stockpiled ore fed to the processing plant during the quarter yielded ounces that were in line with expectations, keeping the AGM on track to achieve its production guidance for the year of 100,000oz to 120,000oz. The nature of stockpiled ore, however, can result in highly variably grades; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q1 2023 was $9.78 compared to $9.46 in Q1 2022. Processing costs were higher in Q1 2023 due to inflationary pressures on key reagents and consumables ($2.4 million increase from Q1 2022). This was partly offset by lower labour costs in Q1 2023 resulting from the restructuring of the AGM's workforce at the end of Q1 2022 ($1.3 million decrease).

e) Total cash costs and AISC

For the three months ended March 31, 2023, total cash costs1 were $1,083/oz compared to the three months ended March 31, 2022 of $1,361/oz. Although gold sales volumes decreased by 16% in Q1 2023, total cash costs per ounce1 were lower in Q1 2023 compared to Q1 2022 as a result of lower mining contractor costs and the processing of ore that had no carrying value for accounting purposes. In addition, labour costs were lower in Q1 2023 ($4.5 million decrease) as a result of the AGM's workforce restructuring completed at the end of Q1 2022. These factors were partly offset by general inflationary pressures on key reagents and other consumables.

Relative to Q4 2022, total cash costs1 were higher in Q1 2023, increasing by 5% from $1,031/oz to $1,083/oz. Total cash costs per ounce1 were higher in Q1 2023 due to the mill feed being sourced solely from Esaase, which resulted in an increase to ore transportation costs ($4.4 million increase). This was partly offset by a reduction in ore rehandle costs ($1.4 million decrease) in Q1 2023 as processed ore was trucked directly from Esaase to the primary crusher and a 3% increase in gold ounces sold.

For the three months ended March 31, 2023, AlSC1 for the AGM amounted to $1,268/oz compared to $1,559/oz for the three months ended March 31, 2022. The decrease in AlSC1 from Q1 2022 to Q1 2023 was predominantly due to the decrease in total cash costs per ounce1 mentioned above and lower sustaining lease payments ($105/oz decrease) resulting from the temporary cessation of mining since the end of Q2 2022. This was partly offset by an increase in sustaining capital expenditures ($92/oz increase) relating to a TSF lift.

Relative to Q4 2022, AlSC1 increased by 6% from $1,191/oz to $1,268/oz. The increase in AISC1 was primarily due to the increase in total cash costs per ounce1 mentioned above. In addition, sustaining capital expenditures were $27/oz higher in Q1 2023 primarily related to a TSF lift.

For the three months ended March 31, 2023, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $4.4 million compared to $3.4 million in Q1 2022. Non-sustaining capital expenditures during Q1 2023 amounted to $0.9 million and related primarily to developing the AGM's new LOM plan and early works at Abore, while $3.5 million of non-sustaining exploration expenditures were incurred related to drilling at Nkran South and Miradani Central.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

4.2  Exploration update

The JV holds a district-scale land package of 476km2 on the prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken during the period to evaluate the current and potential expanded mineralization of each deposit to improve the mineral resource estimate and to assess the broader potential of each deposit.

  Nkran South - Drilling at Nkran South Extension has an objective of increasing mineral reserves by converting inferred mineral resources to indicated mineral resources between the current Nkran Cut 3 reserve shell and the $1,800/oz resource shell, as well as to test for new mineralization along the southern margin of the deposit. This initial phase consists of a planned 15 holes totaling 6,000m and will be drilled as part of 8 vertical fences spaced approximately 35m apart immediately along strike to the south of the current Nkran reserve shell. As of March 31, 2023, 12 holes have been completed for 6,228m.

Figure: Targeted exploration pierce points for Nkran South extension drilling.

  Miradani Central - Drilling at Miradani Central is focused on closing off the gap between the Miradani North resource and the Miradani Central deposit. During the quarter, the JV completed 7 holes for 1,450m. While mineralization was intersected in several holes at the Miradani Central target, the potential for economically viable mineralization is considered limited and no further work is planned in this area at this time.

  Kaniago West - Drilling at Kaniago West is aimed at evaluating the strike and depth extent of the deposit in order to assess potential economic viability. During the quarter, the JV drilled 375m of a planned 7,200m.

  Abore Sterilization - Sterilization drilling in areas of planned future mining infrastructure at Abore is underway.  During the quarter, the JV drilled 961m of a planned 2,960m.

In addition to the drill programs above, the JV also initiated geophysical surveys and soil sampling programs on the AGM's other deposits to identify potential drilling targets.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

4.3 Financial results

The following table presents excerpts of the financial results of the JV for the three months ended March 31, 2023 and 2022. These results are presented on a 100% basis.

Three months ended March 31, 2023 and 2022

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$

Revenue	65,193	77,532

Cost of sales:
Production costs	(34,942)	(53,225)
Depreciation and depletion	(2,329)	(9,878)
Royalties	(3,265)	(3,877)
Income from mine operations	24,657	10,552

Exploration and evaluation expenditures	(1,770)	(2,858)
General and administrative expenses	(726)	(21,881)
Income (loss) from operations	22,161	(14,187)
Finance expense	(1,234)	(727)
Finance income	939	30
Foreign exchange (loss) gain	(1,252)	1,246
Net income (loss) for the period	20,614	(13,638)
Adjusted net income for the period[1]	20,614	7,362

Average realized price per gold ounce sold ($)	1,850	1,846
Average London PM fix ($/oz)	1,890	1,877
Gold sold (ounces)	35,174	41,929

a) Revenue

During Q1 2023, the AGM sold 35,174 ounces of gold at an average realized gold price of $1,850/oz for total revenue of $65.2 million (including $0.1 million of by-product silver revenue). During Q1 2022, the AGM sold 41,929 ounces of gold at an average realized gold price of $1,846/oz for total revenue of $77.5 million (including $0.1 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was primarily a function of a 16% reduction in sales volumes relative to Q1 2022.

The AGM continues to sell all the gold it produces to a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under an offtake agreement (the "Offtake Agreement). The terms of the Offtake Agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite.  As of March 31, 2023, 1,502,279 gold ounces have been delivered to Red Kite under the Offtake Agreement (December 31, 2022 - 1,467,105 gold ounces delivered).

During the three months ended March 31, 2023, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

b) Production costs and royalties

During the three months ended March 31, 2023, the AGM incurred production costs of $34.9 million compared to $53.2 million in the comparative period of 2022.

Production costs were lower in Q1 2023 primarily due to 16% fewer gold ounces sold, lower mining contractor costs and processing ore that had no carrying value for accounting purposes. Additionally, labour costs were lower in Q1 2023 resulting from the restructuring of the AGM's workforce completed at the end of Q1 2022 ($4.5 million decrease). These factors were partly offset by inflationary pressures on key reagents and other consumables as previously discussed.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs. Royalties payable to the Government of Ghana are presented as a component of cost of sales and amounted to $3.3 million for the three months ended March 31, 2023 (three months ended March 31, 2022 - $3.9 million). Royalty expense was lower in Q1 2023 due to lower revenues.

c) Depreciation and depletion

Depreciation and depletion on mineral properties, plant and equipment ("MPP&E") recognized during Q1 2023 was $2.3 million compared to $9.9 million for Q1 2022. Depreciation and depletion expense was lower in Q1 2023 due to fewer gold ounces sold; lower depreciation on mining related assets resulting from the temporary cessation of mining at the end of Q2 2022; processing existing stockpiles that had no carrying value for accounting purposes; and lower depreciation on capitalized leases ($3.0 million decrease).  These factors were partly offset by a $63.2 million impairment reversal on MPP&E recorded at December 31, 2022.

d) Exploration and evaluation ("E&E") expenditures

During the three months ended March 31, 2023, the AGM incurred E&E expenses of $1.8 million (see 4.2 "Exploration update") compared to $2.9 million of E&E expenses in the comparative period of 2022. E&E expenses were higher in Q1 2022 as drilling programs were undertaken at Miradani to support the AGM's updated Mineral Reserve and Mineral Resource estimates, as well as to assess the underground potential at Nkran.

e) General and administrative ("G&A") expenses

During the three months ended March 31, 2023, the AGM incurred G&A expenses of $0.7 million compared to $21.9 million in Q1 2022. G&A expense was higher in Q1 2022 due to the recognition of a $21.0 million severance provision related to the AGM's workforce restructuring.

f) Finance expense

Finance expense for the three months ended March 31, 2023 was higher than the comparative period due to $0.5 million of unrealized losses on gold hedging instruments.  During the quarter, the AGM entered into zero cost gold collar ("ZCCs") hedges for a portion of its forecast 2023 production.  All gold hedges related to Q1 2023 production expired unutilized. In Q1 2022, the AGM did not have any gold hedging instruments.

g) Finance income

Finance income for the three months ended March 31, 2023 was higher than the comparative period due to higher interest rates earned on cash balances and short-term investments (maturities of 90 days or less).

h) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. A provision of $2.0 million has been recorded as of March 31, 2023 as management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

4.4   Cash flows

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$
Cash provided by (used in):
Operating activities	18,943	3,925
Investing activities	(6,609)	(2,456)
Financing activities	(428)	(4,937)
Impact of foreign exchange on cash and cash equivalents	(427)	(445)
Increase (decrease) in cash and cash equivalents during the period	11,479	(3,913)
Cash and cash equivalents, beginning of period	91,271	49,211
Cash and cash equivalents, end of period	102,750	45,298

 a) Cash flows from operating activities

During Q1 2023, the AGM generated cash flows from operations of $18.9 million due to strong AISC margins1 of $582/oz (three months ended March 31, 2022 - $287/oz).

b) Cash used in investing activities

During Q1 2023, the AGM invested $7.5 million in additions to MPP&E and earned $0.9 million of interest on cash balances. Total cash expenditure on MPP&E during the quarter included $4.9 million in sustaining capital related primarily to raising the height of the TSF and development capital expenditure was $2.6 million primarily from a drilling program at Nkran South, early works at Abore and costs associated with developing the AGM's LOM plan.

The increase in cash flows invested in MPP&E in Q1 2023 resulted from higher sustaining capital expenditures ($2.9 million increase) related to raising the height of the TSF, and higher development capital ($2.1 million increase) related to a drilling program at Nkran South, early works at Abore and updating the AGM's LOM plan.

c) Cash used in financing activities

During Q1 2023, $0.4 million of cash used in financing activities related primarily to lease payments on the JV's ore haulage contracts.  This compares to $4.9 million of cash used in financing activities in Q1 2022, which related to lease payments on the JV's services and mining contractor lease agreements. The decrease in cash used in financing activities in Q1 2023 was due to the temporary cessation of mining activities at the end of Q2 2022 resulting in lower lease payments.

d) Liquidity position

In October 2019, the JV entered into a $30.0 million revolving credit facility ("RCF") with Rand Merchant Bank. During the year ended December 31, 2022, the maturity date of the RCF was extended to September 30, 2023 (with utilization subject to credit review) and the AGM will pay a facility maintenance fee of 0.70% per annum. As at March 31, 2023, the balance drawn under the RCF was nil (December 31, 2022 - nil).

As at March 31, 2023, the JV held cash and cash equivalents of $102.8 million, $7.0 million in receivables from gold sales and $1.8 million in gold on hand. This compares to December 31, 2022 when the JV held $91.3 million in cash and cash equivalents, $2.7 million in receivables from gold sales and $3.6 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

e) Gold price hedges

During the quarter, the AGM entered into ZCCs to mitigate gold price risk and protect AISC1 margins.  The ZCCs cover approximately 50% of the AGM's forecast 2023 gold production with put strikes between $1,750/oz to $1,900/oz and call strikes between $2,036/oz to $2,222/oz. All gold hedges related to Q1 2023 production expired unutilized.

5. Results of the Company

5.1   Financial performance

The following table is a summary of the Consolidated Interim Statements of Operations and Comprehensive Income (Loss) of the Company for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023	2022
(in thousands of US dollars, except per share amounts)	$	$
Share of net income related to joint venture	9,307	-
Service fee earned as operators of joint venture	1,418	1,307
General and administrative expenses	(3,850)	(2,752)
Exploration and evaluation expenditures	(1,413)	(137)
Income (loss ) from operations and joint venture	5,462	(1,582)
Finance income	3,016	43
Finance expense	(6)	(9)
Foreign exchange gain	21	11
Net income (loss) and comprehensive income (loss) for the period	8,493	(1,537)

Weighted average number of shares outstanding:

Basic	224,943,453	224,943,453
Diluted	224,944,779	224,943,453

Net income (loss) per share:

Basic	0.04	(0.01)
Diluted	0.04	(0.01)

a) Share of net income related to the AGM JV

For the three months ended March 31, 2023, the Company recognized its 45% interest in the JV's net earnings which amounted to $9.3 million. For the three months ended March 31, 2022, the Company did not recognize its share of the JV's net loss as the carrying value of the Company's investment in the JV was nil as at March 31, 2022.

b) Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $7.1 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months ended March 31, 2023, the Company earned a gross service fee of $1.8 million (less withholding taxes payable in Ghana of $0.4 million).

During the three months ended March 31, 2022, the Company earned a gross service fee of $1.6 million (less withholding taxes of $0.3 million).  The increase in the gross service fee during Q1 2023 was due to an annual inflationary adjustment made in Q3 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

c) G&A expenses

G&A expenses for the three months ended March 31, 2023 and 2022 comprised the following:

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(1,491)	(2,364)
Office, rent and administration	(314)	(299)
Professional and legal	(153)	(149)
Share-based compensation	(1,597)	182
Travel, marketing, investor relations and regulatory	(259)	(85)
Depreciation	(36)	(37)
Total G&A expense	(3,850)	(2,752)

G&A expenses in Q1 2023 were $1.1 million higher than Q1 2022 primarily due to a $1.8 million increase in share-based compensation expense resulting from deferred share units granted during the quarter and an increase in the fair value of long-term incentive plan awards linked to the Company's share price. Additionally, travel and marketing costs increased by $0.2 million as the new management team were heavily focused on external stakeholder engagement. These factors were partially offset by a $0.9 million decrease in wages, benefits, and consulting expense as the prior period contained costs related to corporate development initiatives.

d) E&E expenditures

E&E expenses for the three months ended March 31, 2023 were $1.3 million higher than Q1 2022 due to a Phase 1 drilling campaign undertaken on the Company's wholly owned Asumura property in Ghana. During the comparative period, E&E expenses primarily related to holding costs on the Company's wholly owned Mali properties.

e) Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances and short-term investments with maturities less than 90 days. For the three months ended March 31, 2023, the Company recognized a $2.3 million upward fair value adjustment on its preferred shares in the JV (three months ended March 31, 2022 - nil). The upward fair value adjustment on preferred shares in Q1 2023 related to the unwinding of the discount rate.

Interest earned on cash balances and short-term investments was also $0.6 million higher during the three months ended March 31, 2023, relative to Q1 2022, due to rising interest rates.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

5.2   Exploration update

During the quarter, the Company completed a Phase 1 drilling program on its wholly owned Asumura property on the Sefwi gold belt in Ghana, designed to test for gold mineralization along two interpreted structural trends with coincident surface gold anomalies identified through soil sampling. Drilling consisted of reverse circulation ("RC") pre-collars through regolith and saprolite followed by diamond drill ("DD") tails to an average depth of approximately 150m. The diamond core is oriented and will be critical for gaining an understanding of the local lithologies, structure and alteration in this area. As of March 31, 2023, a total of 95 holes were drilled for 12,467m, comprising 9,045m of RC and 3,422m of DD.

The Company is currently evaluating an extension of the Phase 1 program with additional targets identified for drilling.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Share of net income (loss) related to joint venture	9,307	46,517	-	-	-	(74,063)	3,448	5,713
Service fee earned as operators of joint venture	1,418	1,418	1,381	1,307	1,307	1,307	1,284	1,240
General and administrative expenses	(3,850)	(2,854)	(3,490)	(2,004)	(2,752)	(3,109)	(2,665)	(3,779)
Exploration and evaluation expenditures	(1,413)	(938)	(281)	(55)	(137)	(121)	(148)	(373)
Income (loss) from operations and joint venture	5,462	44,143	(2,390)	(752)	(1,582)	(75,986)	1,919	2,801
Impairment reversal (loss) on investment in joint venture	-	7,631	-	-	-	(7,631)	-	-
Impairment of exploration and evaluation assets	-	(1,628)	-	-	-	-	-	-
Other income (expense)	3,031	(21,646)	3,670	13,318	45	(7,416)	2,199	2,203
Net income (loss) for the period	8,493	28,500	1,280	12,566	(1,537)	(91,033)	4,118	5,004
Basic and diluted income (loss) per share	$0.04	$0.13	$0.01	$0.06	($0.01)	($0.40)	$0.02	$0.02
Adjusted net income (loss) for the period[1]	8,493	(6,010)	1,280	12,566	(1,537)	(14,478)	4,118	5,004
Adjusted basic and diluted income (loss) per share[1]	$0.04	($0.03)	$0.01	$0.06	($0.01)	($0.06)	$0.02	$0.02
EBITDA[1]	5,519	50,205	(2,378)	(727)	(1,534)	(83,553)	1,946	2,876

The results of the Company are heavily influenced by its share of profits and losses related to the JV, which is directly related to the underlying performance of the AGM.

From Q2 2021 to Q3 2021, results reflected the gold price environment and the grade of deposits being mined.

The net loss in Q4 2021 was due to the Company recognizing its 45% interest in the $153.2 million impairment recorded by the JV associated with the AGM not being in a position to declare a mineral reserve at December 31, 2021.  Additionally, the Company recorded a $7.6 million impairment on its equity investment in the AGM JV during Q4 2021 again due to the inability of the AGM to declare mineral reserves as a result of metallurgical uncertainty of the material mined from Esaase at that time.

Other expense for Q4 2021 includes a $7.5 million negative fair value adjustment on the Company's preference shares in the JV which resulted from the aforementioned impairment indicators.

From Q1 2022 to Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment in the JV was nil at March 31, 2022, June 30, 2022 and September 30, 2022. Other income for Q2 2022 and Q3 2022 includes a $13.2 million and a $3.4 million positive fair value adjustment on the Company's preference shares in the JV, respectively, largely driven by strong operating performance resulting in improved working capital of the AGM.

During Q4 2022, as a result of the JV's reinstatement of mineral reserves in the AGM's 2023 Technical Report, the Company recommenced the recognition of its share of the JV's net earnings and also recognized a $7.6 million impairment reversal on its equity investment in the JV, leading to a significant increase in net income over the prior quarters. Other expense in Q4 2022 includes a $22.2 million negative fair value adjustment on the Company's preference shares in the JV resulting from a change in the timing of expected cash distributions and applying a higher discount rate to forecast preference share redemptions. Additionally, the Company also recognized a $1.6 million impairment on its wholly owned Mali exploration assets in Q4 2022.

During Q1 2023, improvements in net income and EBITDA over prior periods are reflective of the JV's underlying performance and rising gold price environment. In addition, other income contains a $2.3 million upward fair value adjustment on the Company's preference shares in the JV resulting from the recognition of accretion income.

___________________________
1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JVA. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.  Note that the March 31, 2023 and December 31, 2022 balances below do not include any assets or liabilities of the JV.

	March 31, 2023	December 31, 2022
(in thousands of US dollars, except outstanding shares and options)	$	$
Cash and cash equivalents	56,173	56,111
Other current assets	1,239	2,494
Non-current assets	132,933	121,289
Total assets	190,345	179,894

Current liabilities	7,480	5,804
Non-current liabilities	442	399
Total liabilities	7,922	6,203

Total equity	182,423	173,691

Working capital	49,932	52,801

Total common shares outstanding	224,943,453	224,943,453
Total stock options outstanding	8,497,170	8,497,170

Key financial ratios
Current ratio	7.68	10.10
Total liabilities -to-equity	0.04	0.04

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and interest earned thereon, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. As of the date of this MD&A, no securities have been issued under the Prospectus.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

7.1  Commitments

The following table summarizes the Company's contractual obligations as at March 31, 2023 and December 31, 2022. Note the following table excludes commitments and liabilities of the JV for the periods presented.

(in thousands of US dollars)	Within 1 year	1 - 3 years	4 - 5 years	Over 5 years	March 31, 2023	December 31, 2022
Accounts payable, accrued liabilities and payable due to related party	3,559	-	-	-	3,559	3,173
Long-term incentive plan (cash-settled awards)	3,807	268			4,075	2,716
Corporate office leases	129	188	-	-	317	348
Total	7,495	456	-	-	7,951	6,237

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million (December 31, 2022 - $5.9 million).

7.2  Contingencies

Due to the nature of its business, the Company and/or the JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or the JV's financial condition or future results of operations.

7.3  Cash flows

The following table provides a summary of the Company's cash flows for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$
Cash provided by (used in):
Operating activities	(543)	(3,165)
Investing activities	644	42
Financing activities	(31)	(34)
Impact of foreign exchange on cash and cash equivalents	(8)	20
Increase (decrease) in cash and cash equivalents during the period	62	(3,137)
Cash and cash equivalents, beginning of period	56,111	53,521
Cash and cash equivalents, end of period	56,173	50,384

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

a)  Cash used in operating activities

During Q1 2023, the Company utilized cash flows in operations of $0.5 million (three months ended March 31, 2022 - utilized cash flows in operations of $3.2 million) due to corporate head office expenses which were largely offset by a $1.6 million positive working capital movement relating to collection of the Company's service fee receivable from the JV.

The reduction in cash used in operating activities from Q1 2022 to Q1 2023 was driven by working capital movements, specifically related to the Company's service fee receivable from the JV.

b)  Cash provided by investing activities

During the three months ended March 31, 2023, cash provided by investing activities amounted to $0.6 million and related to interest earned on cash balances and short-term investments (with maturities less than 90 days).

The increase in cash provided by operating activities during Q1 2023 was due to higher interest rates earned on cash balances and short-term investments.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs and total cash costs per gold ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce sold of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Three months ended March 31,
	2023	2022
(in thousands of US dollars, except per ounce amounts)	$	$
Production costs as reported	34,942	53,225
Share-based compensation expense included in production costs	(10)	65
By-product revenue	(107)	(120)
Total operating cash costs	34,825	53,170
Royalties	3,265	3,877
Total cash costs	38,090	57,047
Gold ounces sold	35,174	41,929
Operating cash costs per gold ounce sold ($/oz)	990	1,268
Total cash costs per gold ounce sold ($/oz)	1,083	1,361

8.2 AISC per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "AISC per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "AISC gold ounce", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate AISC per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations), sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the AGM's results as disclosed in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022.

All-in sustaining margin per ounce is calculated as the difference between the average realized gold price for the period and AISC per gold ounce sold.  All-in sustaining margin is calculated as all-in sustaining margin per ounce multiplied by the number of gold ounces sold during the period.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023	2022
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	38,090	57,047
General and administrative expenses - JV [4]	716	918
Sustaining capital expenditures (see table below)	4,897	1,996
Reclamation cost accretion	511	486
Sustaining lease payments (see table below)	375	4,832
Interest on lease liabilities	7	103
All-in sustaining cost	44,596	65,382
Gold ounces sold	35,174	41,929
All-in sustaining cost per gold ounce sold ($/oz) - JV	1,268	1,559
Average realized price per gold ounce sold ($/oz)	1,850	1,846
All-in sustaining margin ($/oz)	582	287
All-in sustaining margin	20,471	12,034

4 Excluded from G&A costs of the AGM is $10 of share-based compensation expense for the three months ended March 31, 2023 (three months ended March 31, 2022 - excludes $21.0 million of severance charges and a $37 credit of share-based compensation expense).

For the three months ended March 31, 2023, the Company incurred corporate G&A expenses, net of the JV service fee, of $0.8 million which excludes share-based compensation expense and depreciation expense totaling $1.6 million (three months ended March 31, 2022 - G&A expenses, net of the JV service fee, of $1.6 million which excludes share‐based compensation expense, depreciation expense and severance payouts totaling $0.1 million).

The Company's attributable gold ounces sold for the three months ended March 31, 2023 were 15,828 (three months ended March 31, 2022 - 18,868 gold ounces), resulting in additional AISC for the Company of $50/oz in addition to the AGM's AISC presented in the above table (three months ended March 31, 2022 - $84/oz).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$
Cash used in investing activities - JV	6,609	2,456
Less:
Non-sustaining capital expenditures	(2,651)	(448)
Change in AP related to capital expenditures not included in AISC	-	(42)
Interest earned on cash balances	939	30
Total sustaining capital expenditures	4,897	1,996

The majority of the non-sustaining capital expenditures during the three months ended March 31, 2023 related to a drilling program at Nkran South extension, early works at Abore and developing the AGM's new LOM plan.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$
Cash used in financing activities - JV	428	4,937
Less:
Interest and fees paid on RCF	(53)	(105)
Total sustaining lease payments	375	4,832

8.3 EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV ("Adjusted EBITDA"). Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
	2023	2022
(in thousands of US dollars )	$	$
Net income (loss) for the period	8,493	(1,537)
Add back (deduct):
Depreciation expense	36	37
Finance income	(3,016)	(43)
Finance expense	6	9
EBITDA for the period	5,519	(1,534)
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	239	-
Share of net income related to joint venture	(9,307)	-
Galiano's attributable interest in JV Adjusted EBITDA (below)	10,288	-
Adjusted EBITDA for the period	6,739	(1,534)

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months ended March 31, 2023 and 2022 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Three months ended March 31,
	2023	2022
(in thousands of US dollars)	$	$
JV net income (loss) for the period	20,614	(13,638)
Add back (deduct):
JV depreciation and depletion expense	2,329	9,878
JV finance income	(939)	(30)
JV finance expense	1,234	727
JV EBITDA for the period	23,238	(3,063)
Add back (deduct):
JV severance costs	-	21,000
JV lease payments (capitalized leases)	(375)	(4,832)
JV Adjusted EBITDA for the period	22,863	13,105
Galiano's attributable interest in JV Adjusted EBITDA for the period	10,288	-

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, cash and cash equivalents held by the JV are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies ("Distributable Cash"). Distributable Cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at March 31, 2023, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of AGGL (which the JV partners own 45% each and the Government of Ghana holds 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed consolidated interim financial statements ("Free Cash Flow"). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and services contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Three months ended March 31,
	2023	2022
(in thousands of US dollars )	$	$
Cash flows from operating activities	18,943	3,925
Less:
Cash flows used in investing activities	(6,609)	(2,456)
Lease payments (capitalized leases)	(375)	(4,832)
JV Free Cash Flow for the period	11,959	(3,363)

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 12,737,002 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.20 per share). The fully diluted outstanding share count at the date of this MD&A is 237,680,455.

10.  Related party transactions

As at March 31, 2023, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2023, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three months ended March 31, 2023, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM and costs incurred by the JV on behalf of the Company in respect of its wholly owned Asumura property. For the three months ended March 31, 2023, the service fee was comprised of a gross service fee of $1.8 million less withholding taxes payable in Ghana of $0.4 million (three months ended March 31, 2022 - gross service fee of $1.6 million less withholding taxes payable in Ghana of $0.3 million). As at March 31, 2023, the Company had a $0.5 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2022 - $1.7 million).

During the three months ended March 31, 2023, the JV provided administrative and exploration services on the Company's Asumura property totaling $0.1 million (three months ended March 31, 2022 - $0.1 million). As at March 31, 2023, the Company had a payable due to the JV in the amount of $2.6 million relating to reimbursement for third party supplier costs and administrative and exploration services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2022 - $1.4 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2022 and 2021.

There were no material changes to the Company's or JV's significant accounting judgements or estimates during the three months ended March 31, 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the year

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the new standard on the Company's current period financial statements, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Amendments to IAS 1

On February 12, 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures and include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.  The Company is evaluating how the amendments to IAS 1 will impact the disclosures in its consolidated annual financial statements for the year ended December 31, 2023.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2023 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

12.  Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three months ended March 31, 2023, except for the ZCCs gold hedging strategy previously mentioned.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company and/or the JV. If any of the risks actually occur, the business of the Company and/or the JV may be harmed, and its financial condition and results of operations may suffer significantly.

a) Financial instruments

As at March 31, 2023, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents, accounts receivable and related party receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities and related party payables are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and the long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 22 of the consolidated annual financial statements for the years ended December 31, 2022 and 2021. There were no material changes to credit risk, liquidity risk or market risk during the three months ended March 31, 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

13.  Internal control

13.1  Internal Control over Financial Reporting

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2023, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are "Qualified Persons" as defined by NI 43-101.

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of mineral reserves and mineral resources;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  mine restart plans and timing thereof;
  any additional work programs to be undertaken by the Company;
  performance of stockpiled ore above management's forecast;
  the next stage of the Company's drilling efforts;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  renewal of exploration licenses;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  environmental risks and remediation measures;
  advancement and implementation of the Company's climate change adaptation plan and related energy efficient initiatives, including its sustainability program;
  alignment with International Council on Mining and Metals' Mining Principles;
  timing of announcement and implementation of the SEC's ESG disclosure rules;
  disclosure relating to climate-related risks and opportunities;
  unanticipated reclamation expenses;
  changes in accounting policies and resulting impact on disclosures;
  title disputes or claims;
  limitations on insurance coverage; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and the Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  mineral reserve and mineral resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  risks associated with the AGM ceasing its mining operations during 2023;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  that the Company and Gold Fields will not agree on the manner in which the JV will operate the AGM;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the JV's mineral properties may experience a loss due to illegal mining activities;
  the AGM's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on the new LOM plan, development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

15.2 Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the SEC applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the JV's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.